Exhibit 1

Press Release

IncrediMail’s Net Income Increases 51% in First Quarter 2007

Third Consecutive Quarter of Record Revenue

TEL AVIV, Israel – (BUSINESS WIRE) – IncrediMail Ltd. (NASDAQ:MAIL – News), a software company specializing in Internet consumer products and services, today reported continued growth in both revenues and net income for the first quarter of 2007.

Revenue in the first quarter of 2007 was $4.4 million, double the $2.2 million recorded in the first quarter of 2006. Net income on a U.S. GAAP (Generally Accepted Accounting Principles) basis for the first quarter of 2007 reached $0.8 million, or $0.09 per diluted share, increasing 51% over the $0.6 million, or $0.06 per diluted share, reported in the first quarter of 2006.

Mr. Yaron Adler, Chief Executive Officer of IncrediMail, said, “This is IncrediMail’s third consecutive quarter of record revenue. During this quarter we continued to invest in our product pipeline, and our new Magentic product has already surpassed 2.5 million registered downloads. We’ve released the Japanese version of our program and are diligently working on our new Chinese language version, intended for release in the second quarter of 2007, as well as the beta version of our new instant messaging product, which we expect to release then, too. We continue to ramp up our investments in R&D and sales and marketing, which combined, nearly tripled in the first quarter of 2007, compared to the first quarter of 2006. We further enhanced and improved our administrative infrastructure, which helped to manage this quantum growth.”

Mr. Adler continued, “In 2006 we proved that our business model works. This model is based on the quality and viral nature of our products. During the first quarter, advertising revenue became a more important component of our business; we expect this trend to continue throughout the year. As our products penetrate into new demographics, we expect to see additional and increasing growth engines for the remainder of the year and into our future.”

Mr. Yacov Kaufman, Chief Financial Officer of IncrediMail, said, “We believe our strong results for the first quarter of 2007 substantiate our commitment to invest in our growth while maintaining positive financial results. As advertising and subscription revenues grow, the seasonality of our revenue is decreasing, a trend we expect will continue in the future. The growth in revenues is what enabled us to make important investments in R&D, sales and marketing, and we believe these investments will result in enhanced future revenue streams.”

Mr. Adler added, “Our plan for growth includes diversifying and leveraging our premium user base, while making important investments in our future. Prior to our IPO in early 2006, we had slightly over 9 million active users of IncrediMail products, where as currently we have over 10 million active users, and we expect to have over 11 million active users by the end of this year. In addition, our Magentic product has rapidly grown to a user base of over 2.5 million registered downloads. To effectively grow our market and our products, we intend to continue to employ new and effective tools to create diversified and rapidly increasing revenues, while maintaining our commitment to provide a creative and friendly user experience.”

Highlights of the First Quarter

–	Record sales for the third consecutive quarter: Sales in the first quarter of 2007 continued to establish new record levels for the third consecutive quarter.

Advertisingrevenues increased more than seven-fold from $0.2 million in the first quarter of 2006, to $1.7 million in the first quarter of 2007. As a result, advertising revenues accounted for 39% of the Company’s revenues in the first quarter of 2007, compared to 11% in the first quarter of 2006.

Subscriptionrevenues also increased substantially, reaching $1.5 million in the first quarter of 2007, compared to $0.9 million in the first quarter of 2006. This increase was a result of our continued emphasis on securing revenue from the more lucrative long-term subscriptions.

–	Magentic breaks 2.5 million registered download mark:
Although less than a year has passed since we introduced Magentic, we are extremely pleased by its reception, currently showing faster growth than IncrediMail Xe did in its first year, with over 2.5 million registered downloads and growing strong. This is an example of putting our R&D into action. In the coming quarters we will introduce more advanced versions of our existing products as well as new products that will reach new demographics.

–	Japanese version of IncrediMail released:
Since inception, we have been very successful in marketing our products in North America and Europe by making our products available in 9 languages. We expect to penetrate the Asian markets with the recently introduced full Japanese version and the Chinese version that is intended to be released towards the end of the second quarter of this year.

Mr. Adler concluded, “IncrediMail has made exceptional advances in its first year as a public company. It is our goal to continue growing as an Internet company, offering new and improved products to our ever increasing customer base.”

Conference call instructions

IncrediMail will host a conference call to discuss its results for the first quarter of 2007 today, May 10th at 10:30 AM ET. We invite all those interested in hearing management’s discussion to join the call by dialing 1-(866)-585-6398. International participants may access the call by dialing 1-(416)-849-9626. A replay will be available for one week following the call by dialing 1-(866)-245-6755 for domestic participants or 1-(416)-915-1035 for international participants and entering conference ID code 990979 when prompted. Participants may also access a live webcast of the conference call through the investor relations section of IncrediMail’s website at www.incredimail-corp.com. The webcast will be archived on the company’s website for 7 days.

About IncrediMail Ltd.

IncrediMail designs and markets an integrated suite of customized and entertaining Internet software products for the consumer market. Our products include: IncrediMail Xe, which allows users to personalize email messages with creative features and is offered free of charge; IncrediMail Premium, an enhanced version of IncrediMail Xe; IncrediMail Letter Creator, which enables further personalization of backgrounds; The Gold Gallery, a content database of additional backgrounds, animation and notifiers, JunkFilter Plus, an anti-spam solution, and the recently introduced Magentic, a desktop enhancing solution. IncrediMail generates revenue by the sale of these products and services; licensing and co-branding the Incredi brand to operators of third party websites; and selling paid advertising and sponsored links on its website and email client. For more information about IncrediMail, visit www.incredimail-corp.com.

Non-GAAP measures

Use of Non-GAAP Financial Information – In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, IncrediMail uses non-GAAP measures of net income and earnings per share, which are adjustments from results based on GAAP to exclude non-cash stock-based employee compensation expenses in accordance with SFAS 123R. IncrediMail’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of IncrediMail’s on-going core operations and prospects for the future. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such deemed it important to provide all this information to investors.

Forward-Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company. The words “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in the markets in which the Company operates and in general economic and business conditions, loss of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this press release. Various risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time. The Company does not assume any obligation to update these forward-looking statements.

INCREDIMAIL LTD. BALANCE SHEETS

U.S. dollars in thousands (except share data)

	March 31,	December 31,
	2007	2006
	(unaudited)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,162	$8,366
Marketable securities	26,976	17,381
Trade receivables	1,454	1,828
Deferred taxes	726	418
Other receivables and prepaid expenses	466	611

Total current assets	30,784	28,604

LONG-TERM ASSETS:
Severance pay fund	599	589
Deferred taxes	219	221
Long-term deposits	464	412
Restricted cash	92	92
Property and equipment, net	1,150	877
Goodwill	288	288
Intangible assets, net	309	341

Total long-term assets	3,121	2,820

Total assets	$33,905	$31,424

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$858	$464
Deferred revenues	3,886	3,703
Accrued expenses and other liabilities	3,733	2,876

Total current liabilities	8,477	7,043

LONG-TERM LIABILITIES:
Deferred revenues	936	951
Accrued severance pay	867	853

Total long-term liabilities	1,803	1,804

SHAREHOLDERS' EQUITY
Shares issued and outstanding: 9,399,458 and
9,401,358 at December 31, 2006 and March
31, 2007, respectively	23,625	22,577

Total liabilities and shareholders' equity	$33,905	$31,424

INCREDIMAIL LTD. STATEMENTS OF INCOME

U.S. dollars in thousands (except per share data), unaudited

	Quarter ended March 31,
	2007	2006
	(unaudited)	(unaudited)

Revenues	$4,416	$2,201
Cost of revenues	357	170

Gross profit	4,059	2,031

Operating expenses:
Research and development	1,241	620
Selling and marketing, net	1,102	270
General and administrative	786	602

Total operating expenses	3,129	1,492

Operating income	930	539
Financial income, net	276	135

Income before taxes on income	1,206	674
Taxes on income	368	120

Net income	$838	$554

Net earnings per Ordinary share:

Basic	$0.09	$0.07

Diluted	$0.09	$0.06

Basic weighted number of shares (in
thousands)	9,401	7,914

Non-GAAP adjustment:
Stock based compensation, net	$135	$62

Non-GAAP net income	$973	$616

Non-GAAP net earnings per share :
Basic	$0.10	$0.08

Diluted	$0.10	$0.07

Contact:
IncrediMail Inc.
Mr. Jeff Holzmann
Executive Vice President
jeff@incredimail.com
or
The Investor Relations Group
Mr. Daniel Berg, 212-825-3210 (Investor Relations)
dberg@investorrelationsgroup.com
Mr. Bill Douglass, 212-825-3210 (Media)
bdouglass@investorrelationsgroup.com